EXHIBIT 99.1

For Immediate Release 22-53-TR	Date:	September 20, 2022

Teck Reports Elkview Plant Outage

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that there has been a structural failure of the plant feed conveyor belt at its Elkview steelmaking coal operation in the Elk Valley of British Columbia. Initial estimates are that production at Elkview Operations will be interrupted for 1-2 months as repairs are implemented. Elkview will reschedule planned plant maintenance to take advantage of plant downtime and mine operations will focus on pre-stripping during the outage. Assuming a two-month suspension of plant operations, Teck expects the impact on 2022 steelmaking coal production will be in the range of 1.5 million tonnes.

When also factoring in the impact of the recent labour action at Westshore Terminals, Teck’s third quarter steelmaking coal sales are now expected to be between 5.5 - 5.9 million tonnes versus our previously announced guidance range of 5.8 - 6.2 million tonnes.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production and timing and cost of repairs for the Elkview dryer.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unforeseen technical issues, unplanned delays in repairs, including due to weather, unavailability of labour, delays in receiving materials and supplies, natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, labour disruptions, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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